September10, 2001



United States Securities and
  Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Attention:  H. Roger Schwall, Assistant Director

         Re:      DeMarco Energy Systems of America, Inc.
                  Form SB-2 - File No. 333-49758
                  Application for Withdrawal of Registration Statement

Dear Mr. Schwall:

         The undersigned, on behalf of Demarco Energy Systems of America, Inc. and pursuant to Securities and Exchange Commission Rule 477, does hereby request withdrawal of the above referenced Registration Statement, as amended to date. As discussed between representatives of the SEC and the Company, withdrawal is necessary for technical reasons related to a change in the terms of the underlying private placement to the selling stockholders. The changes that were made were the result of comments from SEC staff. However, it was felt that such changes meant that the original private placement had not been completed prior to the time of the original filing of the Registration Statement. Accordingly, we are requesting withdrawal of the above Registration Statement, but will be filing a new Registration Statement now that our private placement has been considered completed for more than 30 days. The new Registration Statement will include responses to the latest round of comments from SEC staff. Pursuant to Rule 457 we will be requesting that the fees previously paid for the withdrawn Registration Statement be applied toward the new Registration Statement.

         Thank you for your consideration of this request.

                             Very truly yours,

                             DeMarco Energy Systems of America, Inc.

                             By: /s/Victor DeMarco
                                  --------------------
                                    Victor DeMarco
                                    President